May 7, 2010

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, DC 20459-7010

Re:	Praxair, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 001-11037

Dear Mr. O’Brien:

In the following response to your letter dated May 3, 2010, we have noted your original comment in italics to facilitate your review process. We believe our response adequately addresses your request for information.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2488 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. White

Matthew J. White
Vice President and Controller

Form 10-K for Fiscal Year Ended December 31, 2009

Note 16. Retirement Programs, page 81

Assumptions, page 84

Comment: We note that your discount rate for US and International used to determine benefit obligations for 2009 decreased to 5.9% and 7.7% from 6.5% and 8.2% in 2008, respectively. However, your discount rates used to determine net periodic benefit cost increased during 2009 for both US and International plans. Please tell us and disclose in future filings, why your discount rate for the obligation is decreasing when the rate for the expense is increasing. Further tell us what impact these trends had on your calculation and financial statements as a whole.

Response: These trends are explained by the different time periods that are used to establish the discount rates used to determine benefit obligations versus net periodic benefit cost. In accordance with ASC 715-30-35-62 and 68, the discount rate used to determine benefit obligations is as of the current year’s balance sheet date and the discount rate used to calculate net periodic benefit cost is as of the previous year’s balance sheet date.

Accordingly, as disclosed in the Retirement Programs footnotes, Praxair used the following discount rates for determining benefit obligations and net periodic benefit cost:

Within the “Pension Benefits” section of the “Critical Accounting Policies” on page 37, we explain our methodology for determining discount rates and provide a sensitivity for benefit obligations and net periodic cost assuming a 0.50% change in the discount rate. Additionally, within the “Retirements Benefits” section of the MD&A on page 24, we explain the reasons for the changes in benefit obligations and net periodic benefit cost, including forward-looking comments on future pension expense.

Although we believe our disclosures are adequate, to further clarify the assumptions, we will make the following additional disclosures in future filings:

•	Revise the lead-in paragraph to the “Assumptions” section of the Retirement Programs footnote (currently Note 16 on page 84) as follows:

Assumptions

The assumptions used to determine benefit obligations are as of the respective balance sheet date and the assumptions used to determine net benefit cost are at the previous year-end, as shown below:

•	Add the underlined words to the “Pension Benefits” section of the “Critical Accounting Policies” (currently the last paragraph on page 37) as follows:

The weighted-average discount rates …….on the measurement date. A 0.50% increase/decrease in discount rates, with all other variables held constant, would decrease/increase Praxair’s pension expense and projected benefit obligation (PBO) by approximately $X million and $X million, respectively.

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